Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Six Months Ended June 30, 2015	Year Ended December 31
		2014	2013	2012	2011	2010
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$(753)	$4,712	$2,764	$3,822	$4,449	$2,655
Add:
Distributed earnings from equity in unconsolidated affiliates	4	16	19	4	13	13
Fixed charges	299	554	511	445	384	402
Subtotal	(450)	5,282	3,294	4,271	4,846	3,070
Less:
Equity in earnings of unconsolidated affiliates	16	15	9	14	20	20
Total earnings (loss) available for fixed charges	$(466)	$5,267	$3,285	$4,257	$4,826	$3,050

Fixed charges:
Interest expense	$219	$396	$339	$305	$268	$308
Rental expense representative of interest	80	158	172	140	116	94
Total fixed charges	$299	$554	$511	$445	$384	$402

Ratio of earnings to fixed charges	(a)	9.5	6.4	9.6	12.6	7.6
(a) Total earnings (loss) available for fixed charges for the six months ended June 30, 2015 was inadequate to cover fixed charges by $765 million.